Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the Second Quarter and the First Half Year Ended December 31, 2018

First Half Year of Fiscal Year 2019 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $72.4 million, an increase of 24.3% compared to the comparable prior year period.
•	Total revenues were $288.2 million, an increase of 5.6% compared to the comparable prior year period.
•	Non-GAAP gross margin was at 37.7%, compared to 38.2% for the comparable prior year period.
•	Non-GAAP diluted EPS were at $1.19, an increase of 24.0% compared to the comparable prior year period.
•	Net cash provided by operating activities was $61.5 million for the current period.
•	DSO of 171 days, compared to 166 days for the comparable prior year period.
•	Inventory turnover days of 51 days, compared to 52 days for the comparable prior year period.

Second Quarter of Fiscal Year 2019 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $44.3 million, an increase of 22.2% compared to the comparable prior year period.
•	Total revenues were $149.5 million, a decrease of 5.0% compared to the comparable prior year period.
•	Non-GAAP gross margin was at 38.2%, compared to 39.4% for the comparable prior year period.
•	Non-GAAP diluted EPS were at $0.73, an increase of 21.7% compared to the comparable prior year period.
•	Net cash provided by operating activities was $28.5 million for the current quarter.
•	DSO of 157 days, compared to 147 days for the comparable prior year period.
•	Inventory turnover days of 39 days, compared to 48 days for the comparable prior year period.

Beijing, China – February 15, 2019 – Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the second quarter and the first half of fiscal year 2019 ended December 31, 2018 (see attached tables). The management of Hollysys, stated:

Hollysys Automation Technologies Ltd	Page 2
February 15, 2019

Revenue and new contract for our IA business for the quarter stayed at $49.5 million and $43.9 million, representing a 14.2% and 4.1% YOY decrease, respectively. From a half year perspective, revenue and contract present a 6.9% YOY decrease and 4.5% YOY increase, respectively. Despite macro-economic headwind, management believe that our IA business remains on a healthy path and several highlights are worth mentioning. We kept our leadership in power, and devoted adequate resource in chemical and petrochemical for expansion, while maintaining our involvement in various other industries. In power, despite a slowdown in coal fire construction, steady performance in thermal power and new energy, as well as after-sale services have been stabilizing factors for our power business that should not be ignored. We kept addressing our valuable customer base to respond to various services demand. The communication with our customers have been fruitful and constructive, evidenced by the steady after-sale growth. Beyond that, we are also actively building our matrix of intelligent solution that help bring our customers to the next era of manufacture. Our effort was well rewarded as our value-adding solution on equipment management, control optimization, and information security, etc. were accepted by more customers. Furthermore, we are proud to announce our first intelligent plant solution in the power industry with Liaoning Diaobingshan Power Company. With full-scale data integration as the key, the solution will help realize greater visibility on equipment consumption, greater operational flexibility in power unit and will ultimately improve efficiency and management. With this milestone, we will continue to leverage the know-how we have accumulated and join hands with more customers from various industries to reshape their way of manufacture.

Quarterly revenue and new contract for our railway business were $63.5 million and $173.1 million, representing an 8.7% YOY decrease and 20.4% YOY increase, respectively. From a half year perspective, revenue and new contract recorded an 8.7% and 61.8% YOY increase, respectively. In high-speed rail, we signed 98 sets of C3 ATP for the quarter, along with numerous advanced and heavy maintenance contracts. We also signed a track circuit contract for the regular speed freight railway from Jingbian to Shenmu, Shaanxi Province, China. In subway business, milestone was achieved as we provided our first “SCADA + Integrated Cloud Platform” solution to Hohhot subway line 1 & line 2, as well as Shenzhen Subway Line 6. We see this as an effective addition to our subway business as we keep executing the steady expansion strategy. For high-speed rail business, calendar 2019 is expected to be a busy year as 13th Five Year Plan period is entering its final two years. Going forward into the future and given a visible long-term railway construction plan, we will continue to adhere to the diversity strategy for stable and healthy growth, to improve our local service network for more value-adding and differentiated services, and to keep leveraging our strong R&D capacity for the preparation of next generation railway technology.

In overseas business, M&E recorded a quarterly revenue and new contract of $36.5 million and $36.5 million, representing a 20.8% and 20.1% YOY increase respectively. From a half year perspective, revenue and new contract recorded a 26.6% and 23.3% YOY increase respectively. Measures taken to improve operation have brought constant benefit to the M&E business, while the geopolitical issues in Middle East as well as the macro economy in Southeast Asia remained to be watched. In our IA overseas business, we continued to work with major domestic SOEs on EPC projects while at the same time, contributed adequate effort to expand our partnership. We took one step further in the localization of our business as the construction of our India assembly and testing plant was completed. With this we have set a foothold for improved response time to our overseas customers. Going forward, we expect increasing level of coordination to be built between our overseas and domestic business.

Hollysys Automation Technologies Ltd	Page 3
February 15, 2019

Second Quarter and First Half Year Ended December 31, 2018 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited non-GAAP financial results is shown as below:

(In USD thousands, except for number of shares and per share data)

	Three months ended			Six months ended
	Dec 31, 2018	Dec 31, 2017	% Change	Dec 31, 2018	Dec 31, 2017	% Change

Revenues	$149,464	157,404	(5.0)%	$288,182	272,914	5.6%
Integrated contract revenue	$116,683	134,419	(13.2)%	$233,333	230,109	1.4%
Products sales	$5,917	9,717	(39.1)%	$13,957	19,177	(27.2)%
Service rendered	$26,864	13,268	102.5%	$40,892	23,628	73.1%
Cost of revenues	$92,389	95,424	(3.2)%	$179,567	168,663	6.5%
Gross profit	$57,075	61,980	(7.9)%	$108,615	104,251	4.2%
Total operating expenses	$15,076	21,072	(28.5)%	$36,576	40,277	(9.2)%
Selling	$7,860	7,740	1.6%	$15,569	14,438	7.8%
General and administrative	$11,626	12,177	(4.5)%	$20,196	23,134	(12.7)%
Research and development	$10,402	10,585	(1.7)%	$19,170	19,216	(0.2)%
VAT refunds and government subsidies	$(14,812)	(9,430)	57.1%	$(18,359)	(16,511)	11.2%
Income from operations	$41,999	40,908	2.7%	$72,039	63,974	12.6%
Other income, net	$5,937	2,271	161.4%	$6,495	2,710	139.7%
Foreign exchange (loss) gain	$(704)	29	(2527.6)%	$(827)	(1,104)	(25.1)%
Share of net (loss) income of equity investees	$(386)	1,337	(128.9)%	$(287)	2,273	(112.6)%
Dividend income from a cost investee	1,113	-	-	$1,113	1,057	5.3%
Interest income	$2,896	1,560	85.6%	$5,995	3,036	97.5%
Interest expenses	$(210)	(497)	(57.7)%	$(316)	(634)	(50.2)%
Income tax expenses	$6,312	9,295	(32.1)%	$11,767	13,031	(9.7)%
Net income attributable to non-controlling interests	$37	52	(28.8)%	$83	86	(3.5)%

Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$44,296	36,261	22.2%	$72,362	58,195	24.3%
Non-GAAP basic EPS	$0.73	0.60	21.7%	$1.20	0.96	25.0%
Non-GAAP diluted EPS	$0.73	0.60	21.7%	$1.19	0.96	24.0%

Share-based compensation expenses	$67	(67)	(200.0)%	$151	325	(53.4)%
Amortization of acquired intangible assets	$75	101	(25.7)%	$155	279	(44.4)%
Fair value adjustments of a bifurcated derivative	$20	-	-	20	-	-
GAAP Net income attributable to Hollysys Automation Technologies Ltd.	$44,134	36,227	21.8%	$72,036	57,591	25.1%
GAAP basic EPS	$0.73	0.60	21.7%	$1.19	0.95	25.3%
GAAP diluted EPS	$0.72	0.60	20.0%	$1.18	0.95	24.2%
				-	-
Basic weighted average common shares outstanding	60,453,770	60,431,250	0.0%	60,450,930	60,428,431	0.0%
Diluted weighted average common shares outstanding	61,273,353	61,251,116	0.0%	61,271,864	61,241,092	0.0%

Hollysys Automation Technologies Ltd	Page 4
February 15, 2019

Operational Results Analysis for the Second Quarter Ended December 31, 2018

Comparing to the second quarter of the prior fiscal year, the total revenues for the three months ended December 31, 2018 decreased from $157.4 million to $149.5 million, representing a decrease of 5.0%. Broken down by the revenue types, integrated contracts revenue decreased by 13.2% to $116.7 million, products sales revenue decreased by 39.1% to $5.9 million, and services revenue increased by 102.5% to $26.9 million.

The Company’s total revenues can also be presented in segments as shown in the following chart:

(In USD thousands)

	Three months ended Dec 31,				Six months ended Dec 31,
	2018		2017		2018		2017
	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	49,458	33.1%	57,647	36.6%	107,177	37.2%	115,130	42.2%
Rail Transportation Automation	63,503	42.5%	69,550	44.2%	113,871	39.5%	104,745	38.4%
Mechanical and Electrical Solution	36,503	24.4%	30,207	19.2%	67,134	23.3%	53,039	19.4%
Total	149,464	100.0%	157,404	100.0%	288,182	100.0%	272,914	100.0%

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 38.2% for the three months ended December 31, 2018, as compared to 39.4% for the same period of the prior year. The non-GAAP gross margin for integrated contracts, product sales, and services rendered were 30.8%, 72.0% and 62.9% for the three months ended December 31, 2018, as compared to 34.5%, 67.4% and 68.6% for the same period of the prior year, respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margins. The GAAP overall gross margin which includes non-cash amortization of acquired intangibles was 38.1% for the three months ended December 31, 2018, as compared to 39.3% for the same period of the prior year. The GAAP gross margin for integrated contracts, product sales, and service rendered were 30.7%, 72.0% and 62.9% for the three months ended December 31, 2018, as compared to 34.4%, 67.4% and 68.6% for the same period of the prior year, respectively.

Selling expenses were $7.9 million for the three months ended December 31, 2018, representing an increase of $0.2 million or 1.6% compared to $7.7 million for the same quarter of the prior year. Presented as a percentage of total revenues, selling expenses were 5.3% and 4.9% for the three months ended December 31, 2018, and 2017, respectively.

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $11.6 million for the quarter ended December 31, 2018, representing a decrease of $0.6 million or 4.5% compared to $12.2 million for the same quarter of the prior year. Presented as a percentage of total revenues, non-GAAP G&A expenses were 7.8% and 7.7% for quarters ended December 31, 2018 and 2017, respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $11.7 million and $12.1 million for the three months ended December 31, 2018 and 2017, respectively.

Hollysys Automation Technologies Ltd	Page 5
February 15, 2019

Research and development expenses were $10.4 million for the three months ended December 31, 2018, representing a decrease of $0.2 million or 1.7% compared to $10.6 million for the same quarter of the prior year. Presented as a percentage of total revenues, R&D expenses were 7.0% and 6.7% for the quarter ended December 31, 2018 and 2017, respectively.

The VAT refunds and government subsidies were $14.8 million for three months ended December 31, 2018, as compared to $9.4 million for the same period in the prior year, representing a $5.4 million or 57.1% increase, which was primarily due to increase of the VAT refunds.

The income tax expenses and the effective tax rate were $6.3 million and 12.5% for the three months ended December 31, 2018, as compared to $9.3 million and 20.4% for comparable prior year period. The effective tax rate fluctuation was mainly due to the different pre-tax income mix with different tax rates, as the Company’s subsidiaries are subject to different tax rates in various jurisdictions.

The non-GAAP net income attributable to Hollysys, which excludes the non-cash share-based compensation expenses calculated based on grant-date fair value of shares or options granted, amortization of acquired intangible assets, and fair value adjustments of a bifurcated derivative, was $44.3 million or $0.73 per diluted share based on 61.3 million diluted weighted average common shares outstanding for the three months ended December 31, 2018. This represents a 22.2% increase over the $36.3 million or $0.60 per share based on 61.3 diluted weighted average common million shares outstanding reported in the comparable prior year period. On a GAAP basis, net income attributable to Hollysys was $44.1 million or $0.72 per diluted share representing an increase of 21.8% over the $36.2 million or $0.60 per diluted share reported in the comparable prior year period.

Contracts and Backlog Highlights

Hollysys achieved $253.5 million of new contracts for the three months ended December 31, 2018. The backlog as of December 31, 2018 was $590.1 million. The detailed breakdown of the new contracts and backlog by segments is shown below:

(In USD thousands)

	New contracts achieved		Backlog
	for the three months ended Dec 31, 2018		as of Dec 31, 2018
	$	% to Total Contract	$	% to Total Backlog
Industrial Automation	43,927	17.3%	165,285	28.0%
Rail Transportation	173,056	68.3%	329,744	55.9%
Mechanical and Electrical Solutions	36,496	14.4%	95,032	16.1%
Total	253,479	100.0%	590,061	100.0%

Hollysys Automation Technologies Ltd	Page 6
February 15, 2019

Cash Flow Highlights

For the three months ended December 31, 2018, the total net cash outflow was $2.2 million. The net cash provided by operating activities was $28.5 million. The net cash used in investing activities was $20.4 million, mainly consisted of $108.5 million time deposits placed with banks, which was partially offset by $88.6 million maturity of time deposits. The net cash used in financing activities was $11.1 million, mainly consisted of $10.9 million payment of dividends, and $3.2 million repayments of short-term bank loans, which were partially offset by $2.9 million proceeds from short-term bank loans.

Balance Sheet Highlights

The total amount of cash and cash equivalents were $270.8 million, $276.9 million, and $231.1 million as of December 31, 2018, September 30, 2018 and December 31, 2017, respectively.

For the three months ended December 31, 2018, DSO was 157 days, as compared to 147 days for the comparable prior year period and 170 days for the last quarter; and inventory turnover was 39 days, as compared to 48 days for the comparable prior year period and 51 days for the last quarter.

Conference Call

The Company will host a conference call at 8:00 pm February 17, 2019 U.S. Eastern Time / 9:00 am February 18, 2019 Beijing Time, to discuss the financial results for the second quarter and the first half of fiscal year 2019 ended December 31, 2018 and business outlook.

To participate, please call the following numbers ten minutes before the scheduled start of the call. The conference call identification number is 2182982.

Standard International Dial-In Number:	+65 67135090

Participant Local Dial-In Numbers:
Australia, Sydney *NEW*	+61 290833212
China, Domestic	8008190121
China, Domestic	4006208038
China, Hong Kong	+852 30186771
Japan, Tokyo	+81 345036012
Korea (South), Seoul	+82 27395177
China, Taiwan	+886 255723895
United Kingdom, London *NEW*	+44 2036214779
United States, New York	+1 8456750437

Hollysys Automation Technologies Ltd	Page 7
February 15, 2019

Participant ITFS Dial-In Numbers:
Australia, *NEW*	1800411623
Australia, *NEW*	1300717205
Belgium	080071900
Canada	18663861016
France	0800912761
Germany	08001820671
China, Hong Kong	800906601
India	18002666846
Indonesia, PT Indosat access	0018030179156
Indonesia, PT Telkom access	0078030179156
Italy	800874737
Japan	0120925376
Korea (South), Domestic	0808500474
Malaysia	1800820152
Netherlands	08000221931
New Zealand	0800880084
Norway	80010719
Philippines	180016120306
Switzerland	0800561006
China, Taiwan	0809091568
Thailand	001800656772
United Kingdom	08082346646
United States	18665194004

In addition, a recording of the conference call will be accessible within 48 hours via Hollysys' website at:  http://hollysys.investorroom.com

About Hollysys Automation Technologies Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,300 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 10,000 customers more than 30,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Supervisory Control and Data Acquisition), nuclear power plant automation and control system and other products.

Hollysys Automation Technologies Ltd	Page 8
February 15, 2019

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com

Hollysys Automation Technologies Ltd	Page 9
February 15, 2019

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In USD thousands except for number of shares and per share data)

	Three months ended		Six months ended
	Dec 31,		Dec 31,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Integrated contract revenue	$116,683	$134,419	$233,333	$230,109
Products sales	5,917	9,717	13,957	19,177
Revenue from services	26,864	13,268	40,892	23,628
Total net revenues	149,464	157,404	288,182	272,914

Cost of integrated contracts	80,845	88,186	161,593	155,998
Cost of products sold	1,654	3,167	3,662	5,834
Costs of services rendered	9,965	4,172	14,467	7,110
Gross profit	57,000	61,879	108,460	103,972

Operating expenses
Selling	7,860	7,740	15,569	14,438
General and administrative	11,693	12,110	20,347	23,459
Research and development	10,402	10,585	19,170	19,216
VAT refunds and government subsidies	(14,812)	(9,430)	(18,359)	(16,511)
Total operating expenses	15,143	21,005	36,727	40,602

Income from operations	41,857	40,874	71,733	63,370

Other income, net	5,917	2,271	6,475	2,710
Foreign exchange loss	(704)	29	(827)	(1,104)
Share of net (loss) income of equity investees	(386)	1,337	(287)	2,273
Dividend income from a cost investee	1,113	-	1,113	1,057
Interest income	2,896	1,560	5,995	3,036
Interest expenses	(210)	(497)	(316)	(634)
Income before income taxes	50,483	45,574	83,886	70,708

Income taxes expenses	6,312	9,295	11,767	13,031
Net income	44,171	36,279	72,119	57,677

Net income attributable to non-controlling interests	37	52	83	86
Net income attributable to Hollysys Automation Technologies Ltd.	$44,134	$36,227	$72,036	$57,591

Other comprehensive income (loss), net of tax of nil
Translation adjustments	2,046	17,512	(27,090)	32,270
Comprehensive income	46,217	53,791	45,029	89,947

Less: comprehensive (loss) income attributable to non-controlling interests	(225)	54	(179)	87
Comprehensive (loss) income attributable to Hollysys Automation Technologies Ltd.	$46,442	$53,737	$45,208	$89,860

Net income per ordinary share:
Basic	0.73	0.60	1.19	0.95
Diluted	0.72	0.60	1.18	0.95
Shares used in income per share computation:
Weighted average number of ordinary shares	60,453,770	60,431,250	60,450,930	60,428,431
Weighted average number of diluted ordinary shares	61,273,353	61,251,116	61,271,864	61,241,092

Hollysys Automation Technologies Ltd	Page 10
February 15, 2019

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In USD thousands except for number of shares and per share data)

	Dec 31,	Sep 30,
	2018	2018
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$270,806	$276,867
Time deposits with maturities over three months	168,999	148,659
Restricted cash	16,897	15,795
Accounts receivable, net of allowance for doubtful accounts of $45,125 and $45,139 as of December 31,2018 and September 31, 2018, respectively	272,008	248,875
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $7,881 and $9,205 as of December 31, 2018 and September 30, 2018, respectively	221,581	210,935
Other receivables, net of allowance for doubtful accounts of $4,914 and $4,874 as of December 31, 2018 and September 30, 2018, respectively	18,470	21,025
Advances to suppliers	15,374	13,413
Amounts due from related parties	33,424	38,335
Inventories	35,568	36,583
Prepaid expenses	911	645
Income tax recoverable	276	6,155
Total current assets	1,054,314	1,017,287

Non-current assets
Restricted cash	4,076	1,348
Prepaid expenses	4	1
Property, plant and equipment, net	75,119	74,803
Prepaid land leases	9,832	9,867
Intangible assets, net	1,540	1,610
Investments in equity investees	52,708	46,705
Investments in cost investees	4,785	4,765
Goodwill	48,346	48,263
Deferred tax assets	11,714	7,142
Total non-current assets	208,124	194,504
Total assets	1,262,438	1,211,791

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Derivative financial liability	432	412
Short-term bank loans	2,215	2,293
Current portion of long-term loans	20,258	313
Dividends payable	-	10,862
Accounts payable	116,362	121,807
Construction costs payable	-	304
Deferred revenue	141,365	126,688
Accrued payroll and related expenses	19,557	15,035
Income tax payable	3,668	4,330
Warranty liabilities	5,318	5,284
Other tax payables	6,054	10,252
Accrued liabilities	23,322	19,859
Amounts due to related parties	4,596	3,775
Total current liabilities	343,147	321,214

Non-current liabilities
Accrued liabilities	5,885	5,800
Long-term loans	900	20,719
Deferred tax liabilities	12,083	10,828
Warranty liabilities	2,363	2,186
Total non-current liabilities	21,231	39,533
Total liabilities	364,378	360,747

Commitments and contingencies	-	-

Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 60,342,099 shares issued and outstanding as of December, 2018 and September 30, 2018	60	60
Additional paid-in capital	223,547	223,481
Statutory reserves	46,283	45,970
Retained earnings *	660,329	615,775
Accumulated other comprehensive income	(32,281)	(34,589)
Total Hollysys Automation Technologies Ltd. stockholder’s equity	897,938	850,697
Non-controlling interests	122	347
Total equity	898,060	851,044

Total liabilities and equity	$1,262,438	$1,211,791

* The adoption of ASC 606 commenced on July 1, 2018 had a one-off effect on the beginning of balance sheet accounts.

Hollysys Automation Technologies Ltd	Page 11
February 15, 2019

HOLLYSYS AUTOMATION TECHNOLOGIES LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In USD thousands).

	Three months ended	Six months ended
	Dec 31, 2018	Dec 31, 2018
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$44,172	$72,119
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	1,688	3,826
Amortization of prepaid land leases	66	132
Amortization of intangible assets	77	155
Allowance for doubtful accounts	71	514
Loss (gain) on disposal of property, plant and equipment	(2)	39
Share of net loss from equity investees	386	287
Share-based compensation expenses	67	151
Deferred income tax expenses	(3,366)	(899)
Accretion of convertible bond	57	115
Fair value adjustments of a bifurcated derivative	20	20
Gains on deconsolidation of a subsidiary	(4,748)	(4,748)
Changes in operating assets and liabilities:
Accounts receivable	(22,465)	(9,041)
Costs and estimated earnings in excess of billings	9,473	(27,703)
Inventories	(13,203)	3,603
Advances to suppliers	(3,421)	(7,843)
Other receivables	2,606	11,345
Deposits and other assets	(268)	(211)
Due from related parties	5,149	9,571
Accounts payable	(6,154)	(7,883)
Deferred revenue	14,305	10,420
Accruals and other payables	6,924	9,638
Due to related parties	820	(2,312)
Income tax payable	5,274	6,275
Other tax payables	(9,044)	(6,092)
Net cash provided by operating activities	28,484	61,478

Cash flows from investing activities:
Time deposits placed with banks	(108,521)	(156,940)
Purchases of property, plant and equipment	(743)	(1,234)
Proceeds from disposal of property, plant and equipment	178	251
Maturity of time deposits	88,647	122,854
Investment of an equity investee	-	(740)
Cash reduced upon deconsolidation of subsidiary	-	(1,878)
Net cash used in investing activities	(20,439)	(37,687)

Cash flows from financing activities:
Proceeds from short-term bank loans	2,934	3,207
Repayments of short-term bank loans	(3,229)	(3,555)
Proceeds from long-term bank loans	332	332
Repayments of long-term bank loans	(300)	(300)
Payment of Dividends	(10,862)	(10,862)
Net cash used in financing activities	(11,125)	(11,178)

Effect of foreign exchange rate changes	849	(8,143)
Net (decrease) increase in cash, cash equivalents and restricted cash	$(2,231)	4,470

Cash, cash equivalents and restricted cash, beginning of period	$294,010	287,309
Cash, cash equivalents and restricted cash, end of period	291,779	291,779

Hollysys Automation Technologies Ltd	Page 12
February 15, 2019

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the non-cash share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date, amortization of acquired intangible assets, and fair value adjustments of a bifurcated derivative. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of the Company, it has been a common practice for investors to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

(In USD thousands, except for number of shares and per share data)

	Three months ended		Six months ended
	Dec 31,		Dec 31,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cost of integrated contracts	$80,845	$88,186	$161,593	$155,998
Less: Amortization of acquired intangible assets	75	101	155	279
Non-GAAP cost of integrated contracts	$80,770	$88,085	$161,438	$155,719

General and administrative expenses	$11,693	$12,110	$20,347	$23,459
Less: Share-based compensation expenses	67	(67)	151	325
Non-GAAP general and administrative expenses	$11,626	$12,177	$20,196	$23,134

Other income (expenses), net	$5,917	2,271	6,475	2,710
Add: Fair value adjustments of a bifurcated derivative	20	-	20	-
Non-GAAP other income (expenses), net	$5,937	2,271	6,495	2,710

Net income attributable to Hollysys Automation Technologies Ltd.	$44,134	$36,227	$72,036	$57,591
Add:
Share-based compensation expenses	67	(67)	151	325
Amortization of acquired intangible assets	75	101	155	279
Fair value adjustments of a bifurcated derivative	20	-	20	-
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$44,296	$36,261	$72,362	$58,195

Weighted average number of basic ordinary shares	60,453,770	60,431,250	60,450,930	60,428,431
Weighted average number of diluted ordinary shares	61,273,353	61,251,116	61,271,864	61,241,092
Non-GAAP basic earnings per share	$0.73	$0.60	$1.20	$0.96
Non-GAAP diluted earnings per share	$0.73	$0.60	$1.19	$0.96